Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated July 20, 2005 with respect to the balance sheet of Republic Property Trust as of July 20, 2005, our report dated March 11, 2005 with respect to the consolidated financial statements and schedule of RKB Washington Property Fund I L.P., our report dated May 13, 2005 with respect to the statement of revenues and certain expenses of the Presidents Park Properties, and our report dated June 15, 2005 with respect to the statement of revenues and certain expenses of the 1425 New York Avenue Property included in this Registration Statement (Form S-11 No. 333-00000) and related Prospectus of Republic Property Trust for the registration of its common shares.

/s/ Ernst & Young LLP

McLean, Virginia

September 22, 2005